UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 27, 2008

BHP Billiton Limited -----------------------------------
(Translation of registrant's name into English)

180 Lonsdale Street Melbourne VIC 3000 Australia
----------------------------------- (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

27 November 2008

To:	Australian Securities Exchange	cc:	New York Stock Exchange
Swiss Stock Exchange
JSE Limited
	London Stock Exchange		Deutsche Bank UBS Zurich

For announcement to market

Please find attached addresses to shareholders currently being delivered at BHP Billiton Limited's Annual General Meeting by the Chairman and the Chief Executive Officer.

The poll results will be communicated to the market shortly after the conclusion of BHP Billiton Limited's Annual General Meeting held in Melbourne today.

Yours sincerely

Jane McAloon
Group Company Secretary

BHP Billiton Limited Annual General Meeting
Speeches by Don Argus, Chairman, BHP Billiton
and
Marius Kloppers, Chief Executive Officer, BHP Billiton
27 November 2008

Don Argus, Chairman, BHP Billiton

Good morning ladies and gentlemen and welcome to the 2008 annual general meeting of BHP Billiton Limited.

My name is Don Argus and I will chair today's meeting.

Thank you for taking the time to join us here this morning. I would like to begin by acknowledging the Wurundjeri and Boonerwrung peoples and their ancestors, who have been custodians of these lands for thousands of years.

Before we officially begin the meeting, I need to draw your attention to the normal disclaimers we have to show you on these occasions, and remind you that they are important in relation to what we are going to talk about today.

I would also like to inform you that today's meeting will be broadcast via the internet.

Let me start off by introducing your directors, including our three new board members.

I want to make the point that given the importance of corporate governance and the issues facing all companies today, I believe it is critical to have a strong, diverse board with Directors who have the necessary skills and experience to contribute meaningfully to the work of the Board.

Your current directors have a breadth and wealth of international and industry experience. This means they are ideally placed to support the management team and to hold them to account on your behalf. Your directors are not only diverse in terms of skills and experience but also in their nationality.

This diversity is also reflected in our senior management team and, in fact, throughout your company - we have employees from more than 30 countries and we see global diversity as an essential quality of operating on an international scale.

You can read full details of each Director's background and experience in the Annual Report and each Director standing for election and re-election will address the meeting for two minutes prior to the motion being put to the meeting.

Let me now formally introduce your Directors.

To your right is our chief executive officer Marius Kloppers.

The other Directors are seated in the auditorium. I'll ask them each to stand as I introduce them. Paul Anderson; John Buchanan; Carlos Cordeiro; David Crawford; Gail de Planque; David Jenkins; Jac Nasser; and John Schubert.

We also have three new directors this year. They are: Alan Boeckmann; David Morgan; and Keith Rumble.

Alan Boeckmann is the Chairman and Chief Executive Officer of Fluor Corporation, one of the world's largest publicly owned engineering, procurement, construction and maintenance services companies.

He is a Non-executive Director of Archer Daniels Midland, Burlington Northern Santa Fe Corporation and the National Petroleum Council in the United States.

David Morgan recently retired as Managing Director and Chief Executive Officer of Westpac Banking Corporation and he has more than 30 years' finance experience in both the public and private sector.

Prior to Westpac, David was at the International Monetary Fund and Senior Deputy Secretary of the Australian Federal Treasury.

Keith Rumble was the Chief Executive Officer of SUN Mining and has more than 30 years experience in the resources industry.

Prior to joining SUN Mining, he was the Chief Executive Officer of Impala Platinum Holdings Limited in South Africa and President and Chief Executive Officer of Rio Tinto Iron and Titanium in Canada.

These three appointments are valuable additions to the Board and they bring with them a wealth of experience in the international finance, mining, engineering, and oil and gas industries

As well as Marius, we have members of our Group Management Committee here today.

Most recently Andrew Mackenzie has joined the Group Management Committee as the Group Executive and Chief Executive of the Non-Ferrous businesses.

Andrew was previously Chief Executive Diamonds and Industrial Minerals at Rio Tinto and prior to this, he spent 22 years in senior executive positions at BP. He will be an excellent addition to our Group Management Committee

To my left is Alex Vanselow who is also a member of the Group Management Committee and the Chief Financial Officer. He is also Chairman of the Investment Review Committee, and Financial Risk Management Committee.

Finally to my right is our Group Company Secretary Jane McAloon.

Also here this morning are Peter Nash and Simon Figgis, representatives from the Group's external auditor, KPMG.

Simon replaces Chris Jenkins as the external auditor from KPMG who has retired by rotation. I would like to take this opportunity to thank Chris for his dedication over the past years.

We have 34 items of business to cover today.

As well as those items, I will give you some background on the announcement we made on Tuesday evening regarding the Rio Tinto offers. I will also cover the issues shareholders have asked me to address.

This presentation will be a little longer than usual, however these are important times, and this opportunity to speak directly to our shareholders cannot be missed.

As usual at our meetings, we will talk in US dollars unless otherwise stated, because that is the currency in which we report.

I don't intend to spend a lot of time this morning speaking to you about our strong 2008 results as I have covered the highlights in my letter to you on September 8 but a few comments are appropriate.

By any standard, your company's financial performance in 2008 was outstanding and we are in a strong financial position.

This is a huge advantage in these troubled financial times.

Let me share a quick snap-shot with you:

  our attributable profit was up 12 per cent to a record $15.4 billion;
  despite unexpected disruptions and accelerated cost inflation Earnings Before Interest and Tax (EBIT) increased by 21 per cent and, our underlying EBIT margin was exceptional at 48 per cent;
  and, as you can see from this slide, our Return on Capital employed was 38 per cent. Return on capital employed is an important measure to assess the efficiency of a company's capital investment.

I think you will agree that this is a remarkable achievement given our unprecedented level of capital investment.

During the year ended 30 June, we reduced net debt by over 15 per cent or $1.5 billion. This brought our gearing down from 25 per cent to under 18 per cent.

As at the end of October our net debt has reduced by a further $2.2 billion to $6.3 billion.

Turning to our dividend - once again, the Board has decided to rebase it.

The final dividend of 41 cents a share reflects the Company's healthy balance sheet and the Board's confidence in our ability to generate sound future cash flow.

This is the thirteenth consecutive increase in the dividend.

We have also rebased the dividend for the second year running. In 2007 our total dividend for the year was 47 cents a share. This year it is 70 cents a share. That is an increase of nearly 50 per cent and 150 per cent over the last three years. Since the 2002 interim result, we have increased the dividend by more than 530 per cent.

There are very few companies in the world that have grown their dividends as fast as this.

At this stage let me return to my opening comments in relation to the offers for Rio Tinto.

On Tuesday evening, after a detailed review of this matter by your Board that day, we announced that we no longer believe that completion of the offers for Rio Tinto is in the best interests of BHP Billiton shareholders.

When we announced the proposal to combine BHP Billiton and Rio Tinto in November 2007 we said that this combination was the most compelling in the resources sector, and it would unlock value not available any other way.

We talked about the extraordinary demand growth driven by the industrialisation and urbanisation of China and the opportunities that these trends would drive in the resources sector.

We have also said that BHP Billiton would be disciplined, and that we would only complete the transaction if it made sense for our shareholders.

Today, we still believe that the industrial logic of the combination is sound.

We also remain of the view that long term demand for metals, driven by the longer term growth fundamentals of emerging economies will be robust. In the long term, driven by the continued urbanisation and industrialisation of China over time.

What has changed is fairly obvious to us all.

What started over 12 months ago as a US subprime credit crisis, has evolved into an almost unprecedented global economic crisis.

In fact the Bank of England has recently said that the "pressures on the UK banking system have been arguably as severe as at any time since the beginning of the First World War."

We have noted several times during the last year the impact of short term volatility and uncertainty of global markets for metals. The reality is that this situation has continued to deteriorate. Your Board considers that the large debt position that would have resulted from the acquisition of Rio Tinto would create unacceptable risk for our shareholders in this environment.

These changes mean that your Board can no longer tell you that this transaction makes sense for BHP Billiton shareholders.

This is a disappointing outcome after so many months of very hard work but our primary duty is always to our shareholders and we do not believe this transaction should be completed.

The deterioration in the last month can be illustrated by reference to the London Metals Exchange price for copper.

Over 12 months up to 21 October 2008 the fall was approximately 43 per cent. In the last month the fall in this commodity price was an additional 23 per cent.

And I note that, for example, the fall in the ASX 200 was 36 per cent for the 12 months to 30 October, and a further 21 per cent in the last month.

Now let me focus on two aspects of the increased risk of this transaction, financial risk and value risk.

First, let us consider financial risk; that is, the risk to the balance sheet.

When we launched the offer for Rio Tinto on 6 February 2008, and after accounting for the proposed $30 billion buyback, the combined market capitalisation of the two companies would have been around $298 billion and the net debt around $ 87 billion.

This resulted in a market gearing ratio of the combined company of around 23 per cent. The combined cash-flow could have repaid this debt in a few years.

Last Friday, again after accounting for the proposed $30 billion buyback, the combined market capitalisation of the two companies would have been around $84 billion and the equivalent net debt number was around $78 billion.

The combined company would have a market gearing ratio of close to 48 per cent, the largest single component being Rio Tinto's debt, the majority of which it incurred as a result of the AUD45 billion acquisition of Alcan.

This debt position has not been assisted by the fact that Rio Tinto has not managed to sell a number of assets which it identified for sale twelve months ago. It seems quite clear that divestments to reduce the debt and cashflow to service and repay it will be impacted by economic conditions.

In these circumstances your Board believes that a heavily geared position and reduced capacity to deal with that debt, creates unacceptable financial risks for BHP Billiton shareholders.

When compared to BHP Billiton's very strong position today, this would clearly not be in our shareholders' best interests.

Our second focus is on value risk. Perhaps the best illustration of this is the European Commission antitrust process.

BHP Billiton has received anti-trust clearance without remedies from the US Department of Justice and the Australian Competition and Consumer Commission.

To achieve European Commission clearance, BHP Billiton would have been prepared, in the normal range of economic circumstances, to offer divestments that we believe would have been both acceptable and manageable.

However, given the current economic landscape and the uncertainty regarding our ability to achieve fair divestment values in the required timeframes, such divestments would have increased the risk of the transaction.

Accordingly BHP Billiton decided that we would not offer remedies.

We note the statement made today by the UK Takeover Panel agreeing that this pre-condition can't be satisfied and that, as a result, the offers for Rio Tinto have ceased with immediate effect.

In summarising my remarks on this matter, can I say that we have not changed our view of the basic industrial logic of the combination, or of the long term prospects for natural resource demand growth driven by emerging economies, particularly China.

Simply put, our decision was based on our assessment of the financial and value risks as a result of the continued deterioration of near term global economic conditions and the lack of any certainty as to the time it will take for conditions to improve.

Having said that, I want to be clear that BHP Billiton as a standalone company is in a very strong financial and operating position.

We have a portfolio of long life, low cost, expandable tier one assets. We have a very strong balance sheet, a debt level of $6.3 billion against a market capitalisation of $100 billion as at 31 October, and cash flows to support investments through the commodity cycle. We believe we are in a better position than any other major mining company to deal with these uncertain times.

At the risk of repeating myself, the Board and management are unanimous in this decision and very optimistic about our future prospects.

Very importantly, we have a committed and focussed management team and an outstanding Chief Executive Officer in Marius Kloppers.

Marius has now been our CEO for over a year and the transition has been completed effectively and professionally, despite him being asked to manage the business in these difficult times, as well as execute the offer process for Rio Tinto.

Marius has assumed his leadership role seamlessly and he and his team are to be complimented for their efforts and achievements, for their complete focus on the pursuit of value for our shareholders, and for their discipline in relation to the Rio Tinto Offer.

Once you have heard from Marius, I will address the issues shareholders have raised. We will move to the formal items of business and then open this meeting for questions from the floor.

Of course, you will have the opportunity to ask questions on the specific items of business as the meeting considers each of these.

After the meeting, the Directors and the senior management team would like you to join us outside for some light refreshments.

He does not need any introduction but please welcome your Chief Executive Officer, Marius Kloppers.

Marius Kloppers, Chief Executive Officer, BHP Billiton

Thank you Chairman and good morning ladies and gentlemen.

This is my second address to you as Chief Executive. I am delighted to be able to say that each and every shareholder can look back on the 2008 financial year with a strong sense of pride in what your company has achieved on your behalf.

One month ago in London I gave a speech at the AGM of BHP Billiton plc. Today this will not be the same speech.

The world has changed significantly in the last three months and, in our world of mining and resources, that rate of change has accelerated rapidly within the last month.

Accordingly, I am going to spend rather more time discussing the current market circumstances and consequences rather than looking behind us.

Our strategy of owning and operating large, long-life, low-cost, world-class assets diversified by geography, commodity and market continues to prove successful. As Don outlined, our longstanding focus on strong balance sheet capability and financial stability stand us in good stead in the current volatile environment, not only in our base business but also in being able to take advantage of opportunities that may arise as others falter.

Let me explain this strategy in a little more detail.

  We focus on assets which are large, low-cost, expandable and consistently profitable. This means that they can deliver more value for longer. They are robust in a down-cycle.
  We focus on upstream and export-oriented raw material businesses. Upstream means operations involved in finding and extracting resources rather than in processing them.
  Since our assets are depleting every day as we produce, we focus on having a deep inventory of growth opportunities.
  We want to reduce risk by not having all our eggs in the one basket, so we focus on diversification. We are diversified by commodity, by geography and by customer.
  We focus on an overriding commitment to ethics, safety, environment and community engagement. We aim to be an employer of choice and a preferred partner for our suppliers and customers.

This strategy, combined with the enormous efforts of our people and a favourable commodity price environment, helped us to deliver the financial results that Don has just referred to.

This same strategy will help us to continue to perform well during the current volatile and difficult global environment.

I want to emphasise that our strategic focus remains unchanged in 2009.

In the past financial year, we delivered stronger annual production in 13 of our commodities, with record production in seven of those. We posted these results despite an environment of industry-wide supply disruptions and input cost pressures.

I would like to take this opportunity to directly address the issue of safety in our business. I explained last year that safety is our number one priority and that we will not have fully succeeded as a business until we reach our target of Zero Harm. That means a target of being able to announce that, during the year, we have not lost a single colleague to a work-related tragedy.

While last year our total recordable injury frequency rate was the lowest recorded, the reality is that in the same period 11 of our colleagues died at work. In addition, during this year, we have lost four colleagues. This is not acceptable and I am absolutely determined that we get this right.

We always aim to run our business as efficiently and profitably as possible. However, safety comes ahead of volume and cost. Safety is the most important measure by which all our senior executives and the businesses are judged. As Chief Executive, the buck stops with me.

My predecessor always said - "good safety and good business go hand in hand". I believe that those words remain a constant reminder that only by going about our activities with more planning and better control, and in a more disciplined manner, will we achieve both better business as well as safety results.

I know you will support our efforts to achieve our goal of Zero Harm.

Normally AGM presentations look back to how we performed in the previous financial year. Given what's happening in the global economy I think it is appropriate to make a few comments about the current environment.

I don't have to tell any of you that we are experiencing volatile and challenging global economic conditions. These challenges are impacting every part of the economy and, as a major global supplier of many key commodities, we will not be immune from the effects.

The first and most obvious impact is a decrease in commodity prices. When prices decrease, profit margins decrease. Those companies with the highest profit margins retain the ability to be profitable, while companies with lower profit margins become unprofitable.

So how is BHP Billiton positioned relative to other companies?

We have said that BHP Billiton is in the business of owning and operating low cost assets that are profitable throughout the cycle.

If we look at our profit margins compared to a peer group, it is clear that we have the highest margins. This is a direct result of configuring our portfolio of assets according to the strategy I outlined earlier. This means that BHP Billiton's performance, while impacted by price, will be relatively less affected than its peers.

Next, we need to look at how companies can withstand the economic cycles. This slide shows you that BHP Billiton is likely, as a result of its higher profit margins, to remain more profitable at lower prices than will its peers.

The second important element of how a company responds is how its capital structure is set up. As a result of a prudent investment strategy and a rigorous, longstanding capital allocation discipline, our balance sheet is very strong and able to withstand the types of challenges we currently are experiencing.

Putting these two elements that I have spoken about together, our cash flow remains sound, even in the current environment, and our debt level is extremely low.

This slide demonstrates our debt level relative to our peers. None of the major mining companies of the world is in a similarly fortunate position.

I need to distinguish here between current operations, our investment strategy and other opportunities.

In terms of our investment strategy, we have a longstanding commitment to investing throughout the economic cycle. Our strong balance sheet - that is our sound cash flow and low debt level - allows us to do so.

Why do we want to invest throughout the cycle?

Our projects have multi-year lead times, often longer than business cycles themselves. By continuing to invest during challenging times, we can reap the benefits in market share and product delivery in good times.

Let me give you an example. Our Spence copper project in Chile was approved in 2004 when the copper price was 137c/lb. By the time it came on stream the copper price was 301c/lb, allowing us to pay back this investment in less than 18 months.

In the same way, we believe our planned iron ore expansions in the Pilbara will deliver profitable product when completed a few years from now.

This is why we announced on Tuesday an investment of $4.8 billion in our iron ore Rapid Growth Project 5. The project will increase installed capacity across our Western Australian Iron Ore operations by 50 million tonnes to 205 million tonnes in the second half of 2011.

The investment in this project is consistent with our confidence in Iong term demand for resources and our strategy of investing through the economic cycle.

Of course, we always review the sequencing of the options in our investment portfolio as conditions change. This is one of the reasons we have never given long term growth forecasts. We need the flexibility to respond to changed conditions as we see fit, not be forced into reviewing our options because of a poor balance sheet.

In developing our projects, our emphasis will be on lower-risk brown field projects in our own backyard, rather than new start-up projects in higher risk geographies. The iron ore expansions I just mentioned are good examples of this.

In terms of operational strategy, our policy is very clear cut.

If market conditions change to the extent that any of our operations are cash negative and are set to remain cash negative for some time, we will respond accordingly.

In terms of demand for our products in the current climate, I cannot stand here today and predict what demand from our customers will be over the next few months.

There is no doubt that these are very challenging times, uncertainty in the shorter term outlook remains and we do not expect to be immune from the changes in the world economy.

If we look at Chinese steel production, the subject of much public discussion recently, we see a decrease of 17 per cent year-on-year and this will eventually flow through to all of us in the industry.

However, we have excellent customer relationships. As a result, so far we have been able to maintain our sales volumes through a combination of our long term contracts and spot sales.

What I can tell you, is that we believe that our financial strength and low position on the cost curve mean that we are better placed than our competitors to respond to fluctuating demand for our products.

Having said that, if these conditions persist and any significant production cuts become necessary, we will advise our shareholders and the market accordingly.

In terms of other opportunities, it is important to note that the strong balance sheet and cash flow I've discussed already will allow us to take advantage of these opportunities as they arise, and as others falter in this climate.

Don has spoken in detail about the changing market conditions and how they impacted the value and risks implicit in the Rio Tinto transaction, so I don't intend to cover the same ground here other than to say this was a tough decision for the management team. We emphasised value on the way in and we end with value to our shareholders on the way out. In reaching this view, BHP Billiton Board and management were unanimous in the view that completing the offers was no longer in the best interest of BHP Billiton shareholders.

There is no doubt that, on our own, we are extremely well positioned for the future. BHP Billiton's priorities for cash flows remain to invest in its core businesses, manage its balance sheet to a solid single A credit rating, maintain its progressive dividend policy and return any surplus cash to shareholders.

Don Argus, Chairman, BHP Billiton

Thank you Marius

Let me just reinforce what Marius had to say about safety.

We are in total agreement that the management team has an obligation to deliver zero harm and we strongly support management in putting safety first, not compromised by production, cost or profits.

Now, let me move on to discuss those topics raised by shareholders.

The first one relates to reducing carbon emissions.

Our objective is to contribute to meeting the growing global demand for resources while helping to address the challenges of safety, climate change and the environment generally.

We follow closely the developments in the public policy debates that relate to BHP Billiton businesses.

We are active participants in the European emissions trading regime and continue to engage with Governments on the development of new emissions regulations.

We are also acutely aware of the need to reduce the carbon intensity of our business at an operational level.

But it is clear there is no single policy or technology that can stabilise greenhouse gas concentrations in the atmosphere.

In order to provide energy security and environmental sustainability, countries need diverse and flexible energy portfolios, with increasing emphasis on fuels and technologies that reduce carbon emissions. And, of course, energy efficiency also has a critical role to play.

Because of the quality of our reserves and the efficiency of our processing facilities and infrastructure, we have the potential to continue to deliver energy solutions to the world at lower carbon intensity than some of our competitors.

Of course determining the best way to address carbon emissions cannot be done in isolation from the challenge of energy security.

Energy demand is expected to continue to grow globally, largely because of the urbanisation and industrialisation of China, India and the rest of the developing world.

The crucial decision for developing economies, as for the rest of the world, is around the energy and technology mix they pursue in meeting their future energy needs while progressively reducing carbon emissions.

The International Energy Agency's 2008 World Energy Outlook released earlier this month provides an interesting insight into long term future energy demand.

The bottom line is that to meet the world's future energy needs we will need more of all current energy sources. By 2030, total primary energy demand under the International Energy Agency mid case scenario is expected to increase by around 30 per cent.

Although oil and coal are expected to lose market share, total demand for these products is still expected to increase by around 16 per cent and 17 per cent respectively. Renewable energy, together with nuclear and to a lesser extent gas are expected to increase in market share as a result of increasing carbon constraints.

Now let me touch on the role of nuclear energy.

The last year has seen a growing global consensus over the positive role that nuclear can play in helping reduce greenhouse emissions and maintaining security of supply.

This view has also been supported by the International Energy Agency which has said that nuclear energy should constitute an important portion of the global energy mix because of its low carbon dioxide emissions and its contribution to energy security.

As you can see from this slide, the future growth of nuclear is both global and significant.

The reality is that nuclear energy is the only electricity source that can generate base-load electricity reliably, efficiently and with extremely low life cycle greenhouse gas emissions.

The increased acceptance and use of nuclear energy means that a global approach is also needed to manage nuclear waste.

Through our active involvement in the development of a global uranium stewardship program, we are working with all sectors in the nuclear fuel cycle.

Technological advances in managing nuclear waste are being made and several fellow Directors and I received first hand knowledge of such technologies and facilities, both current and proposed, in Sweden last year.

BHP Billiton is particularly well placed to benefit from increasing demand for nuclear energy. Our Olympic Dam operation in South Australia is the world's largest known uranium reserve and we are extremely well positioned to contribute to meeting future global nuclear energy demand.

Shareholders have also raised the issue of water management. As a company we recognise that water is a community resource that needs to be managed throughout its life cycle to ensure that it's used in the most appropriate and highest value way. When we talk about value in this context we are not only talking about dollars. Water clearly plays a critical role in maintaining ecosystem integrity, which is difficult to fully value in financial terms.

The challenge we face in the minerals industry is how we work with others to help find the right balance between environmental flows, community requirements and industrial water use.

We fully understand the importance that the community places on water resources and we are committed to getting this right. We will work with Governments to find workable solutions to the issue of water scarcity, particularly here in Australia.

We are also actively working to reduce our water consumption and have set a target to increase the use of recycled water in our businesses. I'm pleased to say we are making good progress.

For example our Illawarra Coal business was recently awarded the title of "best water saver" at Sydney Water's annual awards ceremony. Our recycling program at Illawarra Coal saves 660,000 litres of water daily through the desalination of waste water. As well as reducing our demand on the Sydney water supply, it enables us to reduce the salinity level and volume of discharges from our operations.

Beyond these global issues, BHP Billiton is also aware of the impact our business has on local communities.

We have one clear goal in this area: that is to have a positive impact wherever we operate.

A mature initiative that is becoming increasingly valuable is our Community Investment program.

Each year we also invest one per cent of our pre-tax profits, on a three-year rolling average, in community-based projects.

This year we increased our direct community investment by over 25 per cent to $141 million.

Publications detailing our work with communities are available today. From those, you will see we are investing significant money and time to improve access to quality education and to address serious health issues, such as malaria and HIV AIDS.

The Chairman then conducted the formal items of business.

Don Argus, Chairman, BHP Billiton

In closing the meeting, let me say again that the results for the 2008 financial year are an indication of the strength of the BHP Billiton Group. Our strategic direction has not changed and we have taken the necessary steps to ensure we are well placed to handle the turbulence of the world financial markets and we are optimistic about our future.

The polls reflecting voting at both this meeting and the BHP Billiton Plc meeting will be notified to the stock exchanges later today. The BHP Billiton Limited Poll will close in 10 minutes and the BHP Billiton Plc Poll will close shortly after to allow sufficient time for the voting arrangements under a dual listed company structure to be completed.

Thank you for attending. I invite you to join us for refreshments.

Please don't forget to place your voting papers in the boxes beside the exit as you leave.

Thank you

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: Level 27, 180 Lonsdale Street Melbourne Victoria 3000 Telephone +61 1300 554 757 Facsimile +61 3 9609 3015	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom Telephone +44 20 7802 4000 Facsimile +44 20 7802 4111

                                                                  The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited

Date: 27 November 2008	By:	Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary